Filed by Canadian Pacific Railway Limited

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Kansas City Southern

Commission File No. 001-04717

Date: May 18, 2021

The following is a press release issued by Canadian Pacific Railway Limited on May 18, 2021.

CP: CN’s proposed voting trust timetable is not constructive and not serious

May 18, 2021 / Calgary

CN’s proposed “three business day” period for public comment is based on false premise

Today, Canadian Pacific Railway Limited (TSX: CP) (NYSE: CP) filed the following letter with the Surface

Transportation Board in response to CN’s proposed three-business day comment period on voting trust:

The Honorable Cynthia T. Brown

Chief, Section of Administration, Office of Proceedings

Surface Transportation Board

395 E Street S.W. Washington, DC 20423

Re:	Finance Docket No. 36514, Canadian National Ry. – Control – Kansas City Southern

Dear Ms. Brown:

I am writing on behalf of the Canadian Pacific[1] in response to the “Motion to Adopt Procedural Schedule for Renewed

Motion for Approval of Voting Trust Agreement” (CN-15) filed by Canadian National (“CN”) this morning.

CN’s proposed “three business day” period for public comment on a “Renewed Motion” it has not yet prepared or filed is not constructive,[2] and is based on the false premise that members of the public were under an obligation to respond yesterday (i.e., were “only a few hours from the deadline to do so”) to CN’s previous motion for voting trust approval.

The Board should not be cowed by CN’s gamesmanship and aggressive tactics.

CN is well aware that there was no filing deadline yesterday on CN’s now-denied “Motion for Approval.” CN was not subject to the 2001 merger rules until yesterday, despite its invitation to have them applied to a CN/KCS transaction. By finding that the KCS waiver from the 2001 rules does not apply to a CN/KCS transaction, the Board’s decision yesterday is what invoked the requirement for formal approval of CN’s proposed voting trust. Under those regulations (and as noted in the Board’s decision, at 7), once the 2001 rules are applicable the next step is for the Board to establish a “comment period.” See 49 C.F.R. § 1180.4(b)(4)(iv). The Board has not established any such comment period, and thus there cannot have been any “deadline” for such comments, CN’s Kafka-esque claims to the contrary notwithstanding.

CN’s proposal for a three-business day comment period is not serious. CN has already had four weeks to prepare a submission addressing the Board’s public interest standard, but instead chose to stand pat on its “misplaced” view of the governing legal standards. CN now chooses to give itself four business days to prepare a “Renewed Motion,” which in fact will be an entirely new motion that somehow “follow[s] the guidance that the Board provided in the May 17 Decision.” CN-15 at 3. But then it proposes that interested parties have a mere three business days to respond. This proposal is grotesquely unfair and inadequate on its face (particularly as to the interested parties who may be less fully immersed in this proceeding than counsel for CN and CP).

CN is of course free to file its Renewed Motion whenever it desires. If the Board wishes to decide in advance to establish a comment period – before assessing whether CN’s Renewed Motion even presents a prima facie case supporting approval of a voting trust under the 2001 rules – it should consider interested parties at least 20 days to respond (cf. 49 C.F.R. § 1104.13(a) (“A party may file a reply or motion addressed to any pleading within 20 days after the pleading is filed with the Board, unless otherwise provided.”), and certainly at a minimum 10 days. A period of this duration is appropriate given the importance of this matter, the unknown content of CN’s forthcoming Renewed Motion, and the fact that many parties with an interest in this matter have undoubtedly been awaiting the Board’s establishment of a schedule before investing the time and effort necessary to prepare comments. CN has pointed to no compelling exigency that requires a more expedited schedule; its proposed Merger Agreement allows a nine-month period in which to obtain “STB Voting Trust Approval.” See Agreement, Section 7.1.[3]

CP appreciates the Board’s attention to this matter. Respectfully submitted,

David L. Meyer

Attorney for Canadian Pacific Railway Limited

FORWARD-LOOKING STATEMENTS AND INFORMATION

This news release includes certain forward-looking statements and forward looking information (collectively, FLI). FLI is typically identified by words such as “anticipate”, “expect”, “project”, “estimate”, “forecast”, “plan”, “intend”, “target”, “believe”, “likely” and similar words suggesting future outcomes or statements regarding an outlook. All statements other than statements of historical fact may be FLI.

Although we believe that the FLI is reasonable based on the information available today and processes used to prepare it, such statements are not guarantees of future performance and you are cautioned against placing undue reliance on FLI. By its nature, FLI involves a variety of assumptions, which are based upon factors that may be difficult to predict and that may involve known and unknown risks and uncertainties and other factors which may cause actual results, levels of activity and achievements to differ materially from those expressed or implied by these FLI, including, but not limited to, the following: the timing and completion of the transaction, including receipt of regulatory and shareholder approvals and the satisfaction of other conditions precedent; interloper risk; the realization of anticipated benefits and synergies of the transaction and the timing thereof; the success of integration plans; the focus of management time and attention on the transaction and other disruptions arising from the transaction; estimated future dividends; financial strength and flexibility; debt and equity market conditions, including the ability to access capital markets on favourable terms or at all; cost of debt and equity capital; the pending share split of CP’s issued and outstanding common shares; potential changes in the CP share price which may negatively impact the value of consideration offered to KCS shareholders; the ability of management of CP, its subsidiaries and affiliates to execute key priorities, including those in connection with the transaction; general Canadian, U.S., Mexican and global social, economic, political, credit and business conditions; risks associated with agricultural production such as weather conditions and insect populations; the availability and price of energy commodities; the effects of competition and pricing pressures, including competition from other rail carriers, trucking companies and maritime shippers in Canada, the U.S. and Mexico; industry capacity; shifts in market demand; changes in commodity prices; uncertainty surrounding timing and volumes of commodities being shipped; inflation; geopolitical instability; changes in laws, regulations and government policies, including regulation of rates; changes in taxes and tax rates; potential increases in maintenance and operating costs; changes in fuel prices; disruption in fuel supplies; uncertainties of investigations, proceedings or other types of claims and litigation; compliance with environmental regulations; labour disputes; changes in labour costs and labour difficulties; risks and liabilities arising from derailments; transportation of dangerous goods; timing of completion of capital and maintenance projects; currency and interest rate fluctuations; exchange rates; effects of changes in market conditions and discount rates on the financial position of pension plans and investments; trade restrictions or other changes to international trade arrangements; the effects of current and future multinational trade agreements on the level of trade among Canada, the U.S. and Mexico; climate change and the market and regulatory responses to climate change; anticipated in-service dates; success of hedging activities; operational performance and reliability; customer, shareholder, regulatory and other stakeholder approvals and support; regulatory and legislative decisions and actions; the adverse impact of any termination or revocation by the Mexican government of Kansas City Southern de Mexico, S.A. de C.V.’s Concession; public opinion; various events that could disrupt operations, including severe weather, such as droughts, floods, avalanches and earthquakes, and cybersecurity attacks, as well as security threats and governmental response to them, and technological changes; acts of terrorism, war or other acts of violence or crime or risk of such activities; insurance coverage limitations; material adverse changes in economic and industry conditions, including the availability of short and long-term financing; and the pandemic created by the outbreak of COVID-19 and resulting effects on economic conditions, the demand environment for logistics requirements and energy prices, restrictions imposed by public health authorities or governments, fiscal and monetary policy responses by governments and financial institutions, and disruptions to global supply chains.

We caution that the foregoing list of factors is not exhaustive and is made as of the date hereof. Additional information about these and other assumptions, risks and uncertainties can be found in reports and filings by CP and KCS with Canadian and U.S. securities regulators, including any proxy statement, prospectus, material change report, management information circular or registration statement to be filed in connection with the transaction. Due to the interdependencies and correlation of these factors, as well as other factors, the impact of any one assumption, risk or uncertainty on FLI cannot be determined with certainty.

Except to the extent required by law, we assume no obligation to publicly update or revise any FLI, whether as a result of new information, future events or otherwise. All FLI in this webpage is expressly qualified in its entirety by these cautionary statements.

ABOUT CANADIAN PACIFIC

Canadian Pacific (TSX: CP) (NYSE: CP) is a transcontinental railway in Canada and the United States with direct links to major ports on the west and east coasts. CP provides North American customers a competitive rail service with access to key markets in every corner of the globe. CP is growing with its customers, offering a suite of freight transportation services, logistics solutions and supply chain expertise. Visit www.cpr.ca to see the rail advantages of CP. CP-IR

ADDITIONAL INFORMATION ABOUT THE TRANSACTION AND WHERE TO FIND IT

CP will file with the U.S. Securities and Exchange Commission (SEC) a registration statement on Form F-4, which will include a proxy statement of KCS that also constitutes a prospectus of CP, and any other documents in connection with the transaction. The definitive proxy statement/prospectus will be sent to the shareholders of KCS. CP will also file a management proxy circular in connection with the transaction with applicable securities regulators in Canada and the management proxy circular will be sent to CP shareholders. INVESTORS AND SHAREHOLDERS OF KCS AND CP ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND MANAGEMENT PROXY CIRCULAR, AS APPLICABLE, AND ANY OTHER DOCUMENTS FILED OR TO BE FILED WITH THE SEC OR APPLICABLE SECURITIES REGULATORS IN CANADA IN CONNECTION WITH THE TRANSACTION WHEN THEY BECOME AVAILABLE, AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT KCS, CP, THE TRANSACTION AND RELATED MATTERS. The registration statement and proxy statement/prospectus and other documents filed by CP and KCS with the SEC, when filed, will be available free of charge at the SEC’s website at www.sec.gov. In addition, investors and shareholders will be able to obtain free copies of the registration statement, proxy statement/prospectus, management proxy circular and other documents which will be filed with the SEC and applicable securities regulators in Canada by CP online at investor.cpr.ca and www.sedar.com, upon written request delivered to CP at 7550 Ogden Dale Road S.E., Calgary, Alberta, T2C 4X9, Attention: Office of the Corporate Secretary, or by calling CP at 1-403-319-7000, and will be able to obtain free copies of the proxy statement/prospectus and other documents filed with the SEC by KCS online at www.investors.kcsouthern.com, upon written request delivered to KCS at 427 West 12th Street, Kansas City, Missouri 64105, Attention: Corporate Secretary, or by calling KCS’s Corporate Secretary’s Office by telephone at 1-888-800-3690 or by email at corpsec@kcsouthern.com.

You may also read and copy any reports, statements and other information filed by KCS and CP with the SEC at the SEC public reference room at 100 F Street N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at 1-800-732-0330 or visit the SEC’s website for further information on its public reference room. This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to appropriate registration or qualification under the securities laws of such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

PARTICIPANTS IN THE SOLICITATION OF PROXIES

This communication is not a solicitation of proxies in connection with the transaction. However, under SEC rules, CP, KCS, and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in connection with the transaction. Information about CP’s directors and executive officers may be found in its 2021 Management Proxy Circular, dated March 10, 2021, as well as its 2020 Annual Report on Form 10-K filed with the SEC and applicable securities regulators in Canada on February 18, 2021, available on its website at investor.cpr.ca and at www.sedar.com and www.sec.gov. Information about KCS’s directors and executive officers may be found on its website at www.kcsouthern.com and in its 2020 Annual Report on Form 10-K filed with the SEC on January 29, 2021, available at www.sec.gov and www.investors.kcsouthern.com. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the interests of such potential participants in the solicitation of proxies in connection with the transaction will be included in the proxy statement/prospectus and management proxy circular and other relevant materials filed with the SEC and applicable securities regulators in Canada when they become available.

For more information, please contact:

Canadian Pacific

Media

Jeremy Berry

Tel: 403-819-0571

jeremy_berry@cpr.ca ;

alert_mediarelations@cpr.ca

Investment Community

Chris De Bruyn

Tel: 403-319-3591

investor@cpr.ca

[1]

Canadian Pacific Railway Limited, Canadian Pacific Railway Company, and their U.S. rail carrier subsidiaries Soo Line Railroad Company, Central Maine & Quebec Railway US Inc., Dakota, Minnesota & Eastern Railroad Corporation, and Delaware and Hudson Railway Company, Inc. (collectively “Canadian Pacific” or “CP”).

[2]

CN proposes to file its motion at an unspecified time this coming Friday, and require that any interested member of the public file a response by next Wednesday, giving them Monday and Tuesday to prepare that response, and a third business day to get it on file.

[3]

Section 7.1 provides that the Agreement may be terminated if closing conditions – including the requirement to obtain “STB Voting Trust Approval” (as set forth in Section 6.1(e)) – prevent a closing on or before the “nine-month anniversary of date of this Agreement.”